SEC SECU[illegible] ISSION
Mail Processing
Section

JAN 18 2008

Washington, DC
101

08025874

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 65790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2006 (MM/DD/YY) AND ENDING November 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLB Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Michelson Suite 620
(No. and Street)

Irvine California 92612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Lechman (949) 955-1966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

SD 3/20/08

OATH OR AFFIRMATION

I, Robert Lechman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLB Trading, Inc., as of November 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 30 day of Nov. 2007

Rosalie Vargas
Notary Public

Signature

President
Title

ROSALIE VARGAS
Commission # 1756406
Notary Public - California
Orange County
My Comm. Expires Jul 12, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLB Trading, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended November 30, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
GLB Trading, Inc.:

We have audited the accompanying statement of financial condition of GLB Trading, Inc. (the Company) as of November 30, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GLB Trading, Inc. as of November 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
December 27, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

GLB Trading, Inc.
Statement of Financial Condition
November 30, 2007

Assets

Cash and cash equivalents	$ 2,964,528
Receivable from brokers and dealers	2,211,730
Short-term investment	575,380
Computer software, net	7,608
Prepaid tax	1,200
Other receivable	22,942
Total assets	$ 5,783,388

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 3,224,809
Due to clearing firms	1,488,624
Total liabilities	4,713,433
Stockholder's equity	
Common stock, no par value, 1,500,000 shares authorized, 1,000 issued and outstanding	–
Additional paid-in capital	984,530
Retained earnings	85,425
Total stockholder's equity	1,069,955
Total liabilities & stockholder's equity	$ 5,783,388

The accompanying notes are an integral part of these financial statements.

GLB Trading, Inc.
Statement of Operations
For the Year Ended November 30, 2007

Revenues	
Commissions income	$10,659,265
Fee-based and rebate income	3,307,096
Trading gains (losses)	66,080
Interest income	28,078
Total revenue	14,060,519
Expenses	
Floor brokerage, exchange, and clearance fees	7,082,861
Commissions expense	5,892,187
Employee compensation and benefits	434,879
Occupancy and equipment rental	182,208
Professional fees	189,768
Communications and data processing	66,534
Taxes, licenses and fees	16,715
Other operating expenses	195,367
Total expenses	14,060,519
Income (loss) before income tax provision	–
Income tax provision	800
Net income (loss)	$ (800)

The accompanying notes are an integral part of these financial statements.

GLB Trading, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended November 30, 2007

	Common Stock	Additional Paid–In Capital	Retained Earnings	Total
Balance at November 30, 2006	$ –	$ 334,530	$ 86,225	$ 420,755
Capital contribution	–	650,000	–	650,000
Net income (loss)	–	–	(800)	(800)
Balance at November 30, 2007	$ –	$ 984,530	$ 85,425	$1,069,955

The accompanying notes are an integral part of these financial statements.

GLB Trading, Inc.
Statement of Cash Flows
For the Year Ended November 30, 2007

Cash flow from operating activities:		
Net income (loss)		$ (800)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 7,596	
(Increase) decrease in:		
Commissions receivable	(1,935,046)	
Deposits held at clearing firms	51,185	
Other receivable	(22,942)	
Prepaid tax	(1,200)	
(Decrease) increase in:		
Accounts payable	(28,613)	
Commissions payable	3,049,230	
Due to clearing firms	1,151,277	
Pension payable	(131,385)	
Income taxes payable	(21,000)	
Total adjustments		2,119,102
Net cash and cash equivalents provided by (used in) operating activities		2,118,302
Cash flows from investing activities:		
Purchase of short-term investment	(575,380)	
Net cash and cash equivalents provided by (used in) investing activities		(575,380)
Cash flows from financing activities:		
Proceeds from issuance of additional paid-in capital	650,000	
Repayment of loans from shareholder	20,000	
Payment of loan to broker	(8,997)	
Net cash and cash equivalents provided by (used in) financing activities		661,003
Net increase (decrease) in cash and cash equivalents		2,203,925
Cash and cash equivalents at beginning of year		760,603
Cash and cash equivalents at end of year		$ 2,964,528
Supplemental disclosure of cash flow information		
Cash paid during the period ended November 30, 2007		
Income taxes	$ 21,000	
Interest	$ 6,822	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

GLB Trading, Inc. (the "Company") was incorporated on June 10, 2002, in the State of California under the name GLBVest, Inc. On April 10, 2006, the Company changed its name to GLB Trading, Inc. The Company is in the business of securities brokerage and investment counseling. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

On October 2, 2007, FINRA granted the application of the Company to increase the number of securities in which it makes markets and to engage in self-clearing activities only in trades that affect the Company's trading accounts. Accordingly, the Company will maintain a minimum net capital of not less than the higher of $250,000 or the amount otherwise required under SEC Rule 15c3-1(a)(4).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts and cash in margin accounts as cash equivalents.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Computer software is amortized over their estimated useful lives ranging from five (5) years by the straight-line method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes," which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: SHORT-TERM INVESTMENTS

As of November 30, 2007, the short-term investment account consists of $575,380 in United States Treasury Bills. These investments are recorded at fair value and matures on May 15, 2008.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 4: OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of November 30, 2007, the receivables from clearing brokers of $2,211,730 are pursuant to these clearance agreements.

Note 5: COMPUTER SOFTWARE, NET

The computer software is at cost. The software is being amortized over its estimated useful life of five (5) years. Amortization expense for the year ended November 30, 2007, was $7,596.

Note 6: INCOME TAXES

The tax provision at November 30, 2007, consisted of the following;

Federal income tax	$ –
State income tax	800
Total income tax provision	$ 800

Note 7: PROFIT SHARING PLAN AND DEFINED BENEFIT PLAN

Effective October 9, 2006, the Company's Board of Directors adopted a qualified 401(k) Profit Sharing Plan (the "Plan") and a 412 Defined Benefit Pension Plan. All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more then six (6) months and have been credited with a minimum of 100 hours of service each month. Participants are allowed to defer up to the legal limit or 99% of their compensation, whichever is greater. The Company is not permitted to make any contributions to this plan.

The Defined Benefit Plan is available for all employees who have a minimum of one (1) year of service and have reached 21 years of age. The Plan's unit benefit is defined as 20% of the participant's average annual/monthly compensation multiplied by the participant's years of credited service, limited to a maximum of five. For the year ended November 30, 2007, the Company contributed $168,998, to its Defined Benefit Plan.

Note 8: COMMITMENTS AND CONTINGENCIES

The Company has entered into an operating lease agreement for an office spaces in Irvin under a noncancellable lease which commenced in October of 2005 and expires on October of 2008. The Company also entered into a month-to-month operating lease agreement for an office space in Chicago during the year ended October 30, 2007. Total rent expense for the year ended November 30, 2007 was $145,215.

Note 8: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended November 30, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

In the ordinary course of business, the Company has been named as a defendant in various matter. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 9: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.

This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132®" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 9: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2007, the Company had net capital of $1,034,150, which was $719,922 in excess of its required net capital of $314,228; and the Company's ratio of aggregate indebtedness ($4,713,433) to net capital was 4.56 to 1, which is less than the 15 to 1 maximum ratio allowed of a Broker/Dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $4,055 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 1,038,205
Adjustments:		
Haircuts on Treasury Bills	$ (2,877)	
Undue concentration	(1,178)	
Total adjustments		(4,055)
Net capital per audited statements		$ 1,034,150

GLB Trading, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2007

Computation of net capital		
Stockholder's equity		
Common stock	$ –	
Additional paid-in capital	984,530	
Retained earnings	85,425	
Total stockholder's equity		$ 1,069,955
Less: Non–allowable assets		
Computer software	(7,608)	
Other receivable	(22,942)	
Prepaid taxes	(1,200)	
Total non–allowable assets		(31,750)
Tentative net Capital		1,038,205
Haircuts and undue concentration		
Haircuts	(2,877)	
Undue concentration	(1,178)	
Total haircuts and undue concentration		(4,055)
Net capital		1,034,150
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 314,228	
Minimum dollar net capital required	250,000	
Net capital required (greater of above)		314,228
Excess net capital		$ 719,922
Percentage of aggregate indebtedness to net capital	4.56:1	

There was a $4,055 difference in net capital computed above and that which was reported by the Company's unaudited Form X-17A-5 report dated November 30, 2007. See Note 10.

See independent auditor's report.

GLB Trading, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of November 30, 2007

A computation of reserve requirement is not applicable to GLB Trading, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

GLB Trading, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of November 30, 2007

Information relating to possession or control requirements is not applicable to GLB Trading, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

GLB Trading, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended November 30, 2007

Board of Directors
GLB Trading, Inc.:

In planning and performing our audit of the financial statements of GLB Trading, Inc. (the Company), as of and for the year ended November 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
December 27, 2007

END